Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: November 1, 2013

Brookfield Property Partners

News Release

BROOKFIELD PROPERTY PARTNERS INVESTS $1.4 BILLION TO

INCREASE INTEREST IN GENERAL GROWTH PROPERTIES TO 32%

•	BPY to acquire shares and warrants of GGP for $1.4 billion

•	BPY will own 32% of the fully-diluted outstanding shares of GGP

•	Transaction to be funded through the issuance of $1.4 billion of equity to institutional investors and Brookfield Asset Management

•	BPY continues as part of a broader consortium with institutional investors owning collectively 40% of GGP on a fully-diluted basis

US$ unless otherwise specified

November 1, 2013 – Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) today announced that it has agreed to acquire additional shares and warrants of General Growth Properties, Inc. (NYSE: GGP) (“GGP”) for total consideration of $1.4 billion.

As a result of the acquisition, Brookfield Property Partners will increase its fully-diluted ownership interest in GGP to 32%, assuming the exercise of all of the outstanding warrants or approximately 28% on an undiluted basis. Brookfield Property Partners will continue to hold its interest in a consortium alongside institutional investors who, collectively with Brookfield Property Partners, will own approximately 40% of GGP on a fully-diluted basis.

“This transaction provides Brookfield Property Partners with the opportunity to increase its exposure to one of the highest quality shopping center portfolios in the world at an attractive valuation,” said Ric Clark, Chief Executive Officer of Brookfield Property Group. “As a result of this and GGP’s strong organic growth prospects, we believe that the investment will earn a return that exceeds our target range of 12% to 15%. We are pleased that the transaction successfully transitions our GGP investment partnership to a new phase for the benefit of Brookfield Property Partners and its institutional partners.”

The acquisition will be funded through the issuance of $435 million of units of Brookfield Property Partners to Investment Corporation of Dubai and other institutional investors and $995 million of redeemable-exchangeable units of a subsidiary of Brookfield Property Partners to Brookfield Asset Management Inc. (NYSE: BAM; TSX: BAM.A; Euronext: BAMA).

For further details regarding the transaction, see Appendix “A” to this release.

Benefits to Brookfield Property Partners

Increased exposure to one of the highest quality shopping center portfolios in the world

The additional investment in GGP increases Brookfield Property Partners’ exposure to a premier portfolio of 123 best in class retail malls in the United States. As a result of high quality, credit-worthy tenants in attractive markets, GGP’s malls produce over $560 of sales per square foot and generate stable long-term cash flows.

Enhanced organic growth profile

Over the past five years, GGP has increased same-store sales by an average of 5% per year by improving tenant mix, rolling over leases at market prices and increasing the occupancy of its malls. Additionally, GGP has a redevelopment pipeline of approximately $2 billion, which is expected to earn 9%—11% unleveraged returns on investment.

Increased public float

Following completion of the transaction, the public float of Brookfield Property Partners will increase by 28% ($435 million). Brookfield Property Partners previously announced its intention to make an offer to acquire any or all of the common shares of Brookfield Office Properties Inc. (NYSE, TSX: BPO) that it does not already own. If fully successful, Brookfield Property Partners’ public float could increase to over $5 billion.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations including, but not limited to, statements about the growth prospects and returns of GGP, our return on this investment and the increase in the public float of Brookfield Property Partners. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: we may not realize the anticipated benefits of increasing our ownership of GGP; GGP may not realize the revenue, cash flow and returns anticipated; we may be unable to complete the offer to acquire the shares of Brookfield Office Properties; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Additional Important Information

This press release relates, in part, to Brookfield Property Partners’ previously announced proposal to acquire Brookfield Office Properties Inc. (“BPO”) through a tender offer for any or all of the common shares of BPO that it does not currently own (the “Offer”). Brookfield Property Partners expects to file a Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the Offer. The Offer has not yet formally commenced and may not be completed until the registration statement filed with the SEC is effective. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer will be made only through the Exchange Offer Documents.

The Exchange Offer Documents will be furnished to or filed with the Canadian securities regulatory authorities and the SEC. Security holders and investors will be able to obtain free copies of the Exchange Offer Documents (when they become available), as well as other filings containing information about Brookfield Property Partners, BPO and the Offer, without charge, at the SEC’s web site at www.sec.gov, at the Canadian securities regulatory authorities’ web site at www.sedar.com and from Brookfield Property Partners. These documents will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, US. For further information about the public reference room, call the SEC at 1-800-732-0330. SECURITY HOLDERS AND INVESTORS ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

* * * * *

Brookfield Property Partners is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in over 20,000 multi-family units, 64 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets. For more information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Brookfield Property Partners

Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com

APPENDIX “A”

Further Details regarding the Transaction

•	The transaction is part of a broader reorganization of the consortium led by Brookfield Asset Management Inc. (“Brookfield’) through which Brookfield Property Partners owns its interest in GGP. The consortium was formed in March 2010 to sponsor the recapitalization of GGP. The consortium also acquired an interest in Rouse Properties (NYSE: RSE) (“Rouse”) when it was spun-off from GGP in January 2012. Brookfield Property Partners acquired Brookfield’s interest in the consortium on the formation of Brookfield Property Partners in April 2013. Brookfield remained as manager of the consortium. The consortium is being reorganized to provide liquidity for investors in the consortium now that its original investment objectives have been successfully achieved.

•	Brookfield Property Partners will acquire interests in GGP from certain consortium members, as well as all of the interests in GGP that have been distributed to Brookfield in payment of its carried interest entitlement of approximately $529 million, as manager of the consortium. In total, BPY will acquire 53 million shares of GGP and warrants to acquire an additional 26 million shares. In addition, Brookfield Property Partners will acquire 1.1 million common shares of Rouse from certain consortium members and Brookfield. As a result, Brookfield Property Partners will increase its ownership in Rouse to approximately 39%. To facilitate the acquisitions from investors, some of the interests in GGP and Rouse being acquired from Brookfield Asset Management will have been acquired from the consortium investors in the transaction at the same prices for cash.

•	The acquisition will be funded through the issuance of units of BPY and redeemable-exchangeable units (“REUs”) of BPY’s subsidiary, Brookfield Property L.P. The units of BPY and the REUs will be issued at a price of $19.42 per unit, being the volume weighted average trading price of units of Brookfield Property Partners on the New York Stock Exchange for the 21 trading days ending on October 29, 2013. 22.4 million units of Brookfield Property Partners will be issued to former consortium members and to institutional investors and 51.3 million REUs will be issued to Brookfield. Following the equity issuances, Brookfield’s interest in Brookfield Property Partners (on a fully-exchanged basis) will decrease from approximately 92% to approximately 89%.

•	The purchase prices for the GGP and Rouse shares was also determined with reference to their respective 21-day volume weighted average trading prices ending on October 29, 2013. The price for the warrants was determined through negotiation with consortium investors as an agreed premium of $1.93 to the “in-the-money” value of the warrants based on the same 21 day volume weighted average trading price of the GGP shares. The exercise price per share of the warrants is currently $9.4061 per share.

•	The consortium will continue on revised terms with Brookfield Property Partners and a smaller group of consortium investors owning a combined 40% of GGP on a fully-diluted basis or 34% on an undiluted basis.

•	In connection with the transaction, Brookfield, which currently owns 92% of the units of Brookfield Property Partners (calculated including the REUs) will be issued a number of securities equal to approximately 11% of the outstanding securities of Brookfield Property Partners (calculated including the REUs). The Governance and Nominating Committee of Brookfield Property Partners, comprising entirely of independent directors, unrelated to Brookfield, unanimously recommended the issuance to and purchase from Brookfield to the board of the general partner of Brookfield Property Partners, who then unanimously approved it (with directors affiliated with Brookfield abstaining from the vote).

•	The TSX requires securityholder approval to be obtained in instances where the number of securities issuable to an insider exceeds 10% of the number of securities of an issuer. BPY will rely on the exemption under section 604(f) of the TSX Company Manual which provides that no securityholder approval is required where at least 90% of a listed issuer’s equity and voting shares are held by one company and the listed issuer issues a press release regarding the transaction at least 10 business days in advance of the closing. Accordingly, the issuance of approximately 51.3 million REUs to Brookfield in consideration for the GGP and Rouse securities in this transaction (representing approximately 11% of the outstanding securities of Brookfield Property Partners (calculated including REUs)) will not occur until on or about November 15, 2013.